Filed by Keryx Biopharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporation:

Keryx Biopharmaceuticals, Inc.

Commission File No.: 000-30929

NASDAQ: AKBA NASDAQ: KERX Merger of Equals to Create a Financially Stronger Company Focused on the Development and Commercialization of Therapeutics for Patients with Chronic Kidney Disease “Strategic rationale is compelling.” Ed Arce, H.C. Wainwright “[We] think the combination makes good strategic sense long term.” Christopher Raymond, Piper Jaffray “Akebia and Keryx merger has clear VWUDWHJLF_Æ“W_DQG_V\QHUJLHV_Ő Jason Butler, JMP Securities “Keryx and Akebia to merge building an integrated company with pipeline upside.” Reni Benjamin, Raymond James “The combination of the two companies makes strong strategic sense.” Matthew Kaplan, Ladenburg Thalmann Permission to use quotations neither sought nor obtained.

Akebia THERAPEUTICS + KERYX BIOPHARMACEUTICALS, INC

WHO IS OUR PROPOSED MERGER PARTNER, AKEBIA?

Akebia Therapeutics is a biopharmaceutical company focused on developing and commercializing novel therapeutics for patients based on hypoxia-inducible factor biology, with a focus on patients with renal disease.

WHAT IS THE RECOMMENDATION OF THE KERYX BOARD OF DIRECTORS?

The Keryx Board of Directors unanimously believes the proposed combination with Akebia provides substantial strategic, financial and operational benefits to Keryx and its shareholders.

The combined company will have a fully integrated business, with both development and commercial capabilities, a strong balance sheet, and a complete, well-respected executive team. The Board believes the combination with Akebia materially reduces the risks associated with being a single product company and provides Keryx shareholders with a substantial upside opportunity by participating in the potential success of Akebia's late-stage drug development program, which aims to address a multi-billion dollar market opportunity.

Notably, Keryx's largest shareholder, Baupost Group Securities, L.L.C., supports the merger and has agreed to vote its shares in favor of the combination. Each member of the Board is also expected to vote his or her shares in favor of the proposed transaction.

After more than six months of evaluation and negotiation, the Keryx Board unanimously and enthusiastically supports the proposed merger with Akebia and encourages you to vote **FOR** this transaction at the upcoming Special Meeting of Keryx Stockholders on December 11, 2018.

HOW IS THIS PROPOSED MERGER EXPECTED TO ENHANCE MY INVESTMENT?

Creating a Leader in Chronic Kidney Disease Therapies

	KERYX		Akebia THERAPEUTICS		COMBINED COMPANY
Core Capabilities and Infrastructure	• Established U.S. sales and marketing infrastructure • Medical affairs group • Strong reputation in nephrology community	+	Successful R&D expertise	=	Fully integrated capabilities to bring novel compounds through development to commercialization
Products and Pipeline	Auryxia® (ferric citrate), an FDA-approved medication in two chronic kidney disease related indications	+	A phase III, investigational oral drug for anemia of chronic kidney disease and other compounds under development	=	FDA-approved drug generating revenue and a pipeline of promising, innovative compounds for future growth
Management and Team	• 125+ US sales force and sales and marketing leaders • No permanent CEO	+	Successful and well-respected CEO, CFO and renal leadership team	=	Fully staffed executive and functional teams, with wide range of experience and success
Financial Resources (6/30)	$49.5 million* cash and cash equivalents	+	$402.1 million* cash and cash equivalents	=	$451.6 million* pro forma cash and cash equivalents

*unaudited

YOUR VOTE MATTERS

WHO WILL LEAD THE COMBINED COMPANY?

The combined company will be led by an experienced executive team with unmatched expertise in the nephrology industry



John P. Butler
President and Chief Executive Officer

- Mr. Butler has nearly two decades of executive experience in the commercial renal therapeutic field
- Former leader of Genzyme Corporation's renal business



Jason A. Amello
SVP, Chief Financial Officer and Treasurer

- Mr. Amello has significant experience in the renal and biopharmaceutical industry
- Previously held various positions at Ziopharm Oncology, Genzyme Corporation, and Deloitte



Michel Dahan
SVP, Chief Business Officer



Tamara Dillon
SVP, Chief Human Resources Officer



Nicole R. Hadas
SVP, General Counsel & Secretary



Rita Jain, M.D.
SVP, Chief Medical Officer



Karen Tubridy, Pharm.D.
SVP, Chief Development Officer

HOW WILL THE MERGER IMPACT KERYX'S FINANCIAL PROFILE?

$452M
Combined company's pro forma cash and cash equivalents as of June 30, 2018 (unaudited)

>$250M
In potential cost savings over the next five years

WHAT ARE THE EXPERTS SAYING?

"We believe Keryx's growing revenue base from Auryxia combined with its commercial infrastructure focused on the nephrology space… strongly complements Akebia's renal-focused late-stage pipeline and its R&D organization."

Matthew Kaplan,
Ladenburg Thalmann

"Our Keryx/Akebia merger model indicates the new company is worth ~$13/share – This represents ~40% upside to the sum of the KERX and AKBA valuations… pre the merger announcement."

Yigal Nochomovitz,
Citi

"This combination offers greater scale and growth potential, while addressing issues on both sides."

Ed Arce,
H.C. Wainwright

Permission to use quotations neither sought nor obtained.

WHAT ELSE DO I NEED TO KNOW? PROPOSED • Stock for stock merger TRANSACTION • Each share of Keryx will be converted TERMS into 0.37433 shares of Akebia 7+(_.(5<;_ & CLOSING • Expected to close by the end of 2018%2$5’_85*(6_ • Keryx shareholders to own approximately OWNERSHIP 50.6% of the pro forma company and <28_72_927(_ Akebia shareholders to own approximately 49.4%, on a fully diluted basis ŏ)25Õ_7+(_ • CEO to come from Akebia GOVERNANCE • The Board is expected to consist of 10 0(5*(5_ directors, drawn from both companies and a new independent Chairperson 352326$/6 WHEN CAN I VOTE? 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Additional Information and Where to Find It

In connection with the proposed merger, Akebia has filed with the SEC a Registration Statement on Form S-4, which, as amended, includes a final prospectus with respect to the shares of Akebia’s common stock to be issued in the proposed merger and a definitive joint proxy statement of Keryx and Akebia with respect to the proposed merger. The Registration Statement was declared effective by the SEC on October 30, 2018 and the definitive joint proxy statement was mailed or otherwise made available to Keryx’s and Akebia’s respective stockholders on or about October 31, 2018. BEFORE MAKING ANY VOTING DECISION, AKEBIA’S AND KERYX’S RESPECTIVE SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF AKEBIA AND KERYX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Akebia and Keryx, with the SEC, through the website maintained by the SEC at www.sec.gov. Akebia and Keryx make available free of charge at www.akebia.com and www.keryx.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

Akebia, Keryx and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Akebia and Keryx in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Akebia’s directors and officers in Akebia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2018 annual meeting of shareholders, which was filed with the SEC on April 30, 2018. Security holders may obtain information regarding the names, affiliations and interests of Keryx’s directors and officers in Keryx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and the Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 30, 2018, and its definitive proxy statement for the 2018 annual meeting of shareholders, which was filed with the SEC on May 31, 2018. To the extent the holdings of Akebia’s securities by Akebia’s directors and executive officers or the holdings of Keryx securities by Keryx’s directors and executive officers have changed since the amounts set forth in Akebia’s or Keryx’s respective proxy statement for its 2018 annual meeting of shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger are included in the joint proxy statement/prospectus relating to the proposed merger that was filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Akebia’s website at www.akebia.com and Keryx’s website at www.keryx.com.

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “create,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,”

“contemplate,” “estimate,” “position,” “predict,” “potential,” “opportunity” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the ability of the parties to complete the merger considering the various closing conditions; the consummation of the Merger and the potential benefits of the merger are forward looking statements. Important factors that could cause actual results to differ materially from Akebia’s and Keryx’s plans, estimates or expectations could include, but are not limited to: (i) Akebia or Keryx may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Akebia or Keryx to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Akebia or Keryx does business, or on Akebia’s or Keryx’s operating results and business generally; (v) Akebia’s or Keryx’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Akebia or Keryx may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Akebia or Keryx may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes, including the recent changes to reimbursement coverage for Auryxia that could have a material adverse effect on Auryxia sales and profitability; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical trials and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Akebia and Keryx are set forth in their respective filings with the SEC, including each of Akebia’s and Keryx’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, in the definitive joint proxy statement/prospectus filed by Akebia and Keryx and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular “Risk Factors” in the joint proxy statement/prospectus, Item 1A of Akebia’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors” and Item 1A of Keryx’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Akebia’s most recent Quarterly Report on Form 10-Q and Keryx’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Akebia and Keryx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Akebia and Keryx file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Akebia and Keryx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

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